

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


040104

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
signature	20140139988-75
Ross Miller	Filing Date and Time
Secretary of State	02/24/2014 8:21 AM
State of Nevada	Entity Number
	E0102422014-3

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	Med X, Inc.
2. Registered Agent for Service of Process: (check only one box)	☒ Commercial Registered Agent: Paracorp Incorporated Name ☐ Noncommercial Registered Agent **OR** ☐ Office or Position with Entity (name and address below) (name and address below) Name of Noncommercial Registered Agent OR Name of Title of Office or Other Position with Entity _____ Nevada _____ Street Address City Zip Code _____ Nevada _____ Mailing Address (if different from street address) City Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* 300M common/5M pref Par value per share: $ 0.001 Number of shares *without par value:*
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) Matthew Mills Name 9724 Eton Avenue │ Chatsworth │ CA │ 91311 Street Address City State Zip Code 2) Ronald Tchorzewski Name 9724 Eton Avenue │ Chatsworth │ CA │ 91311 Street Address City State Zip Code
5. Purpose: (optional; required only if Benefit Corporation status selected)	The purpose of the corporation shall be: **6. Benefit Corporation:** (see instructions) ☐ Yes
7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer a false or forged instrument for filing in the Office of the Secretary of State. Matthew Mills X *signature* Name Incorporator Signature 9724 Eton Avenue │ Chatsworth │ CA │ 91311 Address City State Zip Code
8. Certificate of Acceptance of Appointment of Registered Agent:	I hereby accept appointment as Registered Agent for the above named Entity. X *signature* for Paracorp Incorporated 2/24/2014 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 11-13-13

Article 4, continued

Names and Address of Board of Directors:

    3) Jennifer Mills
       9724 Eton Avenue, Chatsworth, CA 91311

    4) Mark J. Richardson
       9724 Eton Avenue, Chatsworth, CA 91311

    5) David Toomey
       9724 Eton Avenue, Chatsworth, CA 91311

Article 9

A.   Capitalization. The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Three Hundred Five Million (305,000,000) shares, consisting of (a) Three Hundred Million (300,000,000) shares of Common Stock, par value $0.001 per share ("Common Stock"), and (b) Five Million (5,000,000) shares of Preferred Stock, par value $0.001 per share ("Preferred Stock").

B.   Preferred Stock. The Board of Directors of the Corporation (the "Board of Directors") is authorized to provide, by resolution, for one or more series of Preferred Stock to be comprised of authorized but unissued shares of Preferred Stock. Except as may be required by law, the shares in any series of Preferred Stock need not be identical to any other series of Preferred Stock. Before any shares of any such series of Preferred Stock are issued, the Board of Directors shall fix, and is hereby expressly empowered to fix, by resolution, the rights, preferences and privileges of, and qualifications, restrictions and limitations applicable to, such series.

The Board of Directors is authorized to increase the number of shares of the Preferred Stock designated for any existing series of Preferred Stock by a resolution adding to such series authorized and unissued shares of the Preferred Stock not designated for any other series of Preferred Stock. The Board of Directors is authorized to decrease the number of shares of the Preferred Stock designated for any existing series of Preferred Stock by a resolution, subtracting from such series unissued shares of the Preferred Stock designated for such series.

C.   Common Stock.

1.   Except as otherwise required by law, and subject to any special voting rights which may be granted to any additional series of Preferred Stock in the Board of Directors resolutions which create such series, each holder of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder's name on the records of the Corporation on each matter submitted to a vote of the stockholders. Holders of Common Stock shall not have the right to cumulative voting in the election of directors of the Corporation.

2.   Subject to the rights of the holders of the Preferred Stock if any, the holders of the Common Stock shall be entitled to receive such dividends and other distributions, in cash, securities or property of the Corporation, as may be declared thereon from time to time by the Board of Directors, out of the assets and funds of the Corporation legally available therefor.

D.   General.

1.   Subject to the foregoing provisions of these Articles of Incorporation, the Corporation may issue shares of its Preferred Stock and Common Stock from time to time for such consideration (in any form, but not less in value than the par value thereof) as may be fixed by the Board of Directors, which is expressly authorized to fix

such consideration in its absolute and uncontrolled discretion subject to the foregoing conditions. Shares of Preferred Stock or Common Stock so issued for which the consideration shall have been paid or delivered to the Corporation shall be deemed fully paid stock and shall not be subject to any further call or assessment thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares.

2.   The Corporation shall have authority to create and grant rights and options entitling their holders to purchase or otherwise acquire shares of any class or series of the Corporation's capital stock or other securities of the Corporation, and such rights and options shall be evidenced by instruments approved by the Board of Directors. The Board of Directors shall be empowered to set the exercise price, duration, times for exercise and other terms of such options or rights; provided, however, that the consideration to be received (which may be in any form permitted by the Board of Directors) for any shares of capital stock subject thereto shall have a value not less than the par value thereof.

Article 10

A.   Management. The management of the business and the conduct of the affairs of the Corporation shall be vested in the Board of Directors of the Corporation. The number of directors which shall constitute the entire Board of Directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation, subject to any restrictions that may be set forth in these Articles of Incorporation.

B.   Removal of Directors. Any director or the entire Board of Directors may be removed from office at any time but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all outstanding shares of capital stock of the Corporation then entitled to vote in an election of directors of the Corporation voting as a single class.

Article 11

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind the Bylaws of the Corporation; provided, however, that the stockholders may change or repeal any Bylaw adopted by the Board of Directors by the affirmative vote of the percentage of holders of capital stock as set forth in the Bylaws.

Article 12

The election of directors at an annual or special meeting of stockholders of the Corporation need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Article 13

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Corporation against expenses (including, without limitation, attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred thereby in connection with such action, suit or proceeding to the fullest extent permitted by the Nevada Corporation Law and any other applicable law as shall be from time to time in effect. Such right of indemnification shall not be deemed to be exclusive of any rights to which any such director or officer may otherwise be entitled. The provisions of this Article 13 shall be deemed to constitute a contract between the Corporation and each director and officer of the Corporation serving in such capacity at any time while this Article 13 is in effect, and any repeal or modification thereof shall not affect any right or obligation then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

Article 14

To the fullest extent permitted by the Nevada Corporation Law, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages. Any repeal or modification of the foregoing provisions of this Article 14 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

Article 15

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Chairman of the Board of Directors of the Corporation or the Board of Directors or a Committee of the Board of Directors which has been duly designated by the Board of Directors and the powers and authority of which, as provided in a resolution of the Board of Directors or in the Bylaws of the Corporation, include the power to call special meetings of the stockholders. Such special meetings may not be called by any other person or persons.

Article 16

Notwithstanding any other provision of these Articles of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law, these Articles of Incorporation or any designation of the Preferred Stock, the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of the capital stock, voting together as a single class, shall be required to amend, alter or appeal any provision contained in these Articles of Incorporation except that the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding capital stock of the Corporation, voting together as a single class, shall be required to amend, alter or repeal any provision of Article 10 of these Articles of Incorporation.





SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **MED X, INC.**, did on February 24, 2014, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on February 26, 2014.

ROSS MILLER
Secretary of State

Certified By: Stephen Loff
Certificate Number: C20140226-2538
You may verify this certificate
online at **http://www.nvsos.gov/**